July 3, 2019

VIA EDGAR

Mr. Ameen Hamady,

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Stericycle Inc.

Form 10-Q for period ended March 31, 2019

Filed on May 2, 2019

File No. 001-37556

Dear Mr. Hamady:

We write in response to your letter of June 17, 2019, and for the convenience of the staff of the Division of Corporation Finance (the “Staff”) have repeated the comment provided in that letter in italics before Stericycle, Inc.’s (the “Company”) response.

Form 10-Q for the period ended March 31, 2019

Liquidity and Capital Resources, Page 40

1.

In your response to comment 1 in your letter dated May 31, 2018, you indicated it was not reasonably likely at the time of filing your Form 10-K for the year ended December 31, 2017 that you would potentially breach the Debt/EBITDA leverage covenant. You indicated you would continue to monitor your compliance with the amended senior credit facility and various note purchase agreements and, if necessary, provide the disclosures required by Section 501.13.c of the Financial Reporting Codification in future filings. On page 40 of your Form 10-Q for the period ended March 31, 2019, you disclose that it is reasonably likely you could exceed the Debt/EBITDA leverage threshold at some point in 2019. We also note that you classified $125 million private placement notes within the long-term portion of total debt as of March 31, 2019 based on your ability and intent to use availability under the revolving credit facility to refinance the notes. If this facility was not available and you had reflected these notes in the current portion of debt at March 31, 2019, you would have reported negative working capital. We also note you already amended the facility in December 2018 in which the allowable consolidated leverage ratio was increased. Please provide expanded disclosure to address these specific points and provide investors with a detailed understanding of the following:

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•	the terms of the covenants, including the required and actual ratios/amounts for each period;
•	the steps that you are taking to avoid the breach;
•	the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration provisions); and
•	any alternate sources of funding to pay off resulting obligations or replace funding.

Response

The Company notes that, subsequent to the filing of its Quarterly Report on Form 10-Q for the three months ended March 31, 2019 (the “Q1 Form 10-Q”), it completed the following actions to mitigate the risk of breaching the Debt/EBITDA leverage threshold under its facilities disclosed therein:

•	Issued $600 million aggregate principal amount of 5.375% Senior Notes due July 2024 (the “Notes”). The Notes were issued pursuant to an indenture which does not contain any leverage covenants;
•

Entered into a Fourth Amendment to the Company’s Credit Agreement (the “Fourth Amendment”) to among other things: (i) provide for an additional incremental term loan of $365 million; (ii) modify the definition of “Consolidated  EBITDA”  related to the continuation of certain cash addbacks to EBITDA; (iii) revise the financial covenant requiring that the Company’s Consolidated Leverage Ratio not exceed, as of the end of any fiscal quarter of the Company, certain levels such that after the Fourth Amendment, the Consolidated Leverage Ratio cannot exceed: (a) 4.50 to 1.00, in the case of any fiscal quarter ending on or before March 31, 2020, (b) 4.25 to 1.00, in the case of any fiscal quarter ending during the period from April 1, 2020 through September 30, 2020, (c) 4.00 to 1.00, in the case of the fiscal quarter ending December 31, 2020, and (d) 3.75 to 1.00, in the case of any fiscal quarter ending thereafter; and (iv) make certain other modifications to negative covenants related to restricted payments and investments that the Company may make, in each case as more fully described in the Fourth Amendment; and

•

Repaid the entire $1,075.0 million aggregate principal amount of the Company’s outstanding private placement notes, including the $125 million private placement notes referenced in the Comment reproduced above.

The above actions are disclosed in the Company’s Current Report on Form 8-K filed with the Commission on June 14, 2019. The Company will include disclosure concerning these events in its upcoming Quarterly Report on Form 10-Q for the three and six months ended June 30, 2019 (the “Q2 Form 10-Q”).

In addition to the actions taken above, the Company has implemented additional measures in order to reduce spending on certain discretionary items. The Company continues to monitor the impact of these additional measures as well as its ongoing compliance with the terms of the Fourth Amendment and the indenture for the Notes.

In response to the Staff’s request regarding the disclosures required under Section 501.13.c of the Financial Reporting Codification, the Company would highlight that the disclosures are principally

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provided on pages 40, 41, and 45 of the Q1 Form 10-Q as follows:

•	the terms of the covenants, including the required and actual ratios/amounts for each period;

Page 40 – “The Company’s credit facilities contain a number of covenants, including financial covenants, (See Part II, Item 8. Financial Statements and Supplementary Data; Note 8 – Debt in our 2018 Form 10-K), with which the Company was in compliance at March 31, 2019, although the Company’s level of leverage is higher than anticipated.”

We note the Staff’s request concerning the inclusion of the actual covenant ratio. We believe that this disclosure is not specifically required because of the recent actions by the Company (see Section IV.C Debt Instruments, Guarantees and Related Covenants of Interpretation: Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350; 34-48960; FR72)). The Company will, for future filings, review the actual covenant ratio achieved and assess whether disclosure of the actual ratio would provide useful information to investors. To this extent, for example, we may provide disclosure in future filings as follows:

“As of June 30, 2019 the Company was in compliance with its Debt/EBITDA leverage ratio covenant, with an actual ratio of [x.xx] to 1.00 which was below the allowed maximum ratio of 4.50 to 1.00 contained in the Fourth Amendment to the Company’s Credit Agreement.”

•	the steps that you are taking to avoid the breach;

The steps that the Company was contemplating or had begun are detailed in our disclosure on Page 41 of the Form 10-Q as follows:

“This risk can be mitigated and potentially managed through appropriate spending controls, divestitures, restructuring the Company’s existing indebtedness, amending the Company’s credit facilities, or seeking temporary relief from the leverage covenant from our lenders (see also Part II- Other Information; Item 1A. Risk Factors in this Form 10-Q).”

•	the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration provisions); and

We refer the Staff to the Company’s disclosure on Page 45 (Risk Factors), and believe the disclosure underlined below addresses the impact of non-compliance with the covenant provisions:

“Our private placement notes and Credit Agreement entered into as of November 17, 2017 (as amended, the “Credit Agreement”) contain customary affirmative covenants, including, among others, covenants pertaining to the delivery of financial statements; certain financial covenants; notices of default and certain other material events; payment of obligations; preservation of corporate existence, rights, privileges, permits, licenses, franchises and intellectual property; maintenance of property and insurance and compliance with laws, as well as customary negative covenants, including, among others, limitations on the

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incurrence of liens, investments and indebtedness; mergers and certain other fundamental changes; dispositions of assets; restricted payments; changes in our line of business; transactions with affiliates and burdensome agreements.  These covenants could affect our ability to operate our business, increase the amount of interest expense we ultimately pay pursuant to the Credit Agreement and private placement notes, and may limit our ability to take advantage of potential business opportunities as they arise.  In addition, our private placement notes provide that we pay increased rates of interest in the event of a credit rating downgrade (see Part II, Item 8. Financial Statements and Supplementary Data; Note 8 – Debt included in our 2018 Form 10-K).

Our ability to comply with the covenants and restrictions contained in the private placement notes and our Credit Agreement may be affected by events beyond our control, including prevailing economic, financial, and industry conditions.  If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.  A failure to comply with these provisions could result in a default or an event of default.  Upon an event of default, unless waived, the lenders could elect to terminate their commitments, cease making further loans, require cash collateralization of letters of credit, cause their loans to become due and payable in full and force us and our subsidiaries into bankruptcy or liquidation.  If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and the holders of our stock could experience a partial or total loss of their investment.  See Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources included in our 2018 Form 10-K and Part I. Item 1. Financial Statements (Unaudited); Note 6 – Debt, in this Form 10-Q.”

In the event that a covenant breach becomes reasonably likely the Company will, in future fillings, review the disclosure provided in the liquidity section to ensure that it provides all material information concerning the impact of a potential covenant breach.

•	any alternate sources of funding to pay off resulting obligations or replace funding.

Page 41 – “This risk can be mitigated and potentially managed through appropriate spending controls, divestitures, restructuring the Company’s existing indebtedness, amending the Company’s credit facilities, or seeking temporary relief from the leverage covenant from our lenders (see also Part II- Other Information; Item 1A. Risk Factors in this Form 10-Q).”

As evidenced by its issuance of the Notes, the Company has alternate sources of funding.  The disclosure on Page 41 specific to “restructuring the Company’s existing indebtedness” is the disclosure to indicate this.  The Company, in future filings, will consider the addition of the following or similar disclosure (added disclosure is underlined below) in the liquidity section:

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“The Company believes it has sufficient liquidity to support its ongoing operations, including Business Transformation, and to invest in future growth to create value for its shareholders. Operating cash flows and the Company’s $1.2 billion senior credit facility are the Company’s primary sources of liquidity and are expected to be used for, among other things, payment of interest and principal on the Company’s long-term debt obligations, acquisitions, capital expenditures necessary to support growth and productivity improvements, including those associated with our multi-year Business Transformation, and any Board of Directors approved shareholder distributions.  To the extent our liquidity needs prove to be greater than expected or cash generated from operations is less than anticipated, and cash on hand or credit availability is insufficient or the Company is in breach under its existing Credit Agreement, we would need to seek additional financing from sources such as capital markets (for instance, the secured debt market) or other sources in order to provide additional liquidity.”

In addition to reviewing the disclosure in the liquidity section the Company will continue to assess the adequacy of the disclosure relating to its debt structure in the Risk Factors sections of future filings.

The Company will continue to assess the need for these disclosures in future filings in conjunction with its review of actual and forecasted compliance with the covenant requirements detailed in the Fourth Amendment and the indenture for the Notes.

We acknowledge the Staff’s comment with respect to the classification of the $125 million of private placement notes but would note that the balance has been refinanced with long-term debt as a result of the actions noted above.

Finally, Ms. Janet H. Zelenka has replaced Mr. Daniel Ginnetti as our Executive Vice President and Chief Financial Officer and we ask that any future correspondence with respect to this matter be directed to her attention at Janet.Zelenka@stericycle.com.

We thank the Commission for its attention to this matter and its consideration of this response.  If there is any additional information that we can provide to assist the Staff in its review, please let us know.

Respectfully,

/s/ Janet H. Zelenka

Janet H. Zelenka

Executive Vice President

and Chief Financial Officer

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